TETON ENERGY CORPORATION
410 17TH STREET, SUITE 1850
DENVER, CO 80202
August 6, 2007
VIA EDGAR
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Ms. Donna Levy

Re:	Request for Withdrawal of Prospectus Supplement to Prospectus dated April 3, 2006 Filed on July 16, 2007 Pursuant to Rule 424(b)(3) Registration Statement No. 333-132451
Dear Ms. Levy:
     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Teton Energy Corporation (“Teton”) hereby requests withdrawal of its Prospectus Supplement (the “Prospectus Supplement”) that was filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b)(3) on July 16, 2007.
     Teton requests this withdrawal because it believes that the securities included in the Prospectus Supplement would be more appropriately registered in a new Registration Statement on Form S-3, which Teton intends to file shortly after the withdrawal of the Prospectus Supplement. No securities were offered or sold pursuant to the Prospectus Supplement.
     The Prospectus Supplement and its accompanying prospectus, which prospectus was originally filed with the SEC on April 3, 2006 (the “Prospectus”), are part of a registration statement (the “Registration Statement”) on Form S-3 (File No. 333-132451) that we filed with the SEC utilizing a shelf registration process and that was declared effective on March 31, 2006. Please note that we are filing this application to withdraw the Prospectus Supplement ONLY. We are NOT applying for withdrawal of the Prospectus or the entire Registration Statement.
     Your assistance in this matter is greatly appreciated. If you have any questions regarding this application for withdrawal, please contact our counsel:
Gersten Savage LLP
600 Lexington Avenue
New York, NY 10022
Phone: (212) 752-9700
Fax: (212) 980-5192
Attn: David E. Danovitch, Esq.

Very truly yours,

TETON ENERGY CORPORATION

By:	/s/ Karl F. Arleth

Karl F. Arleth President and Chief Executive Officer